

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

<u>Via E-mail</u>
Linda Powers
Chief Executive Officer and Chairman
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, MD 20814

Re: **Northwest Biotherapeutics, Inc.**
     Preliminary Information Statement on Schedule 14C
     Filed August 2, 2012
     File No. 000-33393

Dear Ms. Powers:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director